Exhibit 99.1
Shinhan Financial Group resolved to pay quarterly cash dividends

On April 26, 2024, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Total dividend amount to be paid: KRW 275,068,905,480 (KRW 540 per share)

- The total number of shares subject to dividend is 509,386,862 shares

- Record date: March 31, 2024

The payment for quarterly dividends is expected to be made within 20 days following the resolution of the Board of Directors.